Exhibit 99.1

February 8, 2016

Mimecast Announces Financial Results for the Third Quarter of Fiscal 2016

•	Constant currency revenue growth of 32% year-over-year

•	Added 1,000 new customers for total customers of 16,200 globally

•	Revenue retention rate increased to 109%

•	Gross profit percentage of 71%

•	Generated positive Adjusted EBITDA of $4.5 million

WATERTOWN, MA—February 8, 2016 (GLOBE NEWSWIRE)—Mimecast Limited (NASDAQ: MIME), a leading provider of next generation cloud security and risk management services for corporate information and email, today announced financial results for its third quarter of fiscal 2016 ended December 31, 2015.

Peter Bauer, chief executive officer and co-founder of Mimecast said, “I’m pleased to share our results from our first quarter as a public company. Our strong growth was driven by demand for our next-generation cloud-based security, archiving and continuity services. The adoption of cloud-based email hosting services, like Microsoft® Office 365™, is acting as catalyst for Mimecast with our pure cloud only architecture as companies move away from legacy on-premises hardware. Revenue also benefited from the adoption of our Targeted Threat Protection service which protects customers from advanced threats such as spear phishing and weaponized attachments.”

Fiscal Third Quarter 2016 Financial Highlights

•	Revenue: Revenue increased 32% compared to the third quarter of 2015 on a constant currency basis. Revenue for the third quarter of fiscal 2016 was $37.1 million, an increase of 24% compared to the $29.8 million of revenue recognized in the third quarter of fiscal 2015.

•	Customers: Mimecast added 1,000 new customers in the third quarter of fiscal 2016. We now protect over 16,200 organizations globally.

•	Revenue Retention Rate: Revenue retention rate grew to 109% in the third quarter of fiscal 2016, up from 108% in the prior quarter and 106% in the third quarter of fiscal 2015.

•	Gross Profit Percentage: GAAP Gross profit percentage was 71% for the third quarter of fiscal 2016, compared to 68% in the third quarter of fiscal 2015.

•	Adjusted EBITDA: Adjusted EBITDA for the third quarter of fiscal 2016 was $4.5 million, representing an Adjusted EBITDA margin of 12%.

•	GAAP Net Loss: GAAP net loss was $1.2 million, or ($0.03) per ordinary share based on 42.5 million weighted average shares outstanding.

•	Non-GAAP Net Income: Non-GAAP net income was $2.8 million, or $0.06 per ordinary share.

•	Cash and Free Cash Flow: Mimecast generated $3.9 million of free cash flow in the fiscal third quarter of 2016. Cash and cash equivalents as of December 31, 2015 were $106 million.

In our earnings release and the related conference call or webcast, we may use or discuss such items as: revenue growth on a constant currency basis, Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP net income and free cash flow, which are defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission, or SEC. Please refer to “Non-GAAP Financial Measures” section for definitions of these non-GAAP financial measures as well as the financial schedules attached to this press release for reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measure. We calculate our revenue retention rate by annualizing revenue on a constant currency basis recorded on the last day of the measurement period for only those customers in place throughout the entire measurement period. We include add-on, or upsell, revenue from additional employees and services purchased by existing customers.

Recent Company Highlights

•	Mimecast has been positioned by independent industry analyst firm Gartner in the ‘Leaders’ section of the October 2015 Magic Quadrant for Enterprise Information Archiving. Mimecast has been positioned as highest on ‘ability to execute’ in the Leaders Quadrant.
•	Mimecast became one of the first independently verified cloud service providers to receive the ISO 27018:2014 certification for the protection of personally identifiable information in the cloud.
•	12% of customers are using Mimecast services in conjunction with Office 365.
•	13% of customers are using Targeted Threat Protection compared to 4% in the third quarter of 2015.
•	Mimecast commissioned two datacenters in Australia in the third quarter and won a cornerstone public sector client representing over eighty thousand seats in that region.

Business Outlook

Mimecast is providing guidance for the fourth quarter of fiscal 2016 and the full fiscal year 2016 as follows:

Fourth Quarter Fiscal 2016 Guidance:

For the fourth quarter of fiscal 2016, we expect constant currency revenue growth to be between 24% and 26% and revenue to be between $35.2 million to $35.8 million. Exchange rates in certain currencies we operate in have weakened in the period due to the strengthening of the US dollar compared to the same period in the prior year. Fluctuations in these rates over the last three months have impacted our revenue guidance by $2.0 million. Approximately 75% of this impact relates to the translation of South African Rand based revenue and the remainder relates to British Pound based revenue. We believe that constant currency revenue growth is a useful way to measure the underlying strength of our business as it excludes these short term fluctuations. Adjusted EBITDA is expected to be in the range of $0.1 million to $1.0 million.

Full Year Fiscal 2016 Guidance:

For the full year fiscal 2016, we expect constant currency revenue growth to be between 28.5% and 29.5% and revenue to be between $140.2 million to $140.8 million. Adjusted EBITDA is expected to be in the range of $15.3 million to $16.2 million.

Conference Call and Webcast Information

Mimecast will host a conference call to discuss these financial results for investors and analysts at 5:00 p.m. Eastern Time (UTC-05:00) on February 8, 2016. To access the conference call, dial (844) 815-2878 for the U.S. and Canada and (615) 800-6885 for international callers and enter conference ID #29979833. The call will also be webcast live on the investor relations section of the Company’s website at http://investors.mimecast.com. An audio replay of the call will be available two hours after the live call ends by dialing (855) 859-2056 for U.S. and Canada or (404) 537-3406 for international callers, and entering passcode #29979833. In addition, an archive of the webcast will be available on the investor relations section of the company’s website at http://investors.mimecast.com.

About Mimecast

Mimecast Limited (NASDAQ: MIME) makes business email and data safer for more than 16,200 customers and millions of employees worldwide. Founded in 2003, the Company’s next-generation cloud-based security, archiving and continuity services protect email, and deliver comprehensive email risk management in a single, fully-integrated subscription service. Mimecast reduces email risk and the complexity and cost of managing the array of point solutions traditionally used to protect email and its data. For customers that have migrated to cloud services like Microsoft® Office 365™, Mimecast mitigates single vendor exposure by strengthening security coverage, combating downtime and improving archiving.

Mimecast Email Security protects against malware, spam, advanced phishing and other emerging attacks, while preventing data leaks. Mimecast Mailbox Continuity enables employees to continue using email during planned and unplanned outages. Mimecast Enterprise Information Archiving unifies email, file and instant messaging data to support e-discovery and give employees fast access to their personal archive via PC, Mac and mobile apps. More information is available at www.mimecast.com.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements, including, but not limited to, the guidance provided under the heading “Business Outlook” above, statements regarding the value and effectiveness of Mimecast’s products, the introduction of product enhancements or additional products and Mimecast’s growth, expansion and market leadership, that involve risks, uncertainties, assumptions and other factors which, if they do not materialize or prove correct, could cause Mimecast’s results to differ materially from those expressed or implied by such forward-looking statements. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including statements containing the words “predicts,” “plan,” “expects,” “anticipates,” “believes,” “goal,” “target,” “estimate,” “potential,” “may,” “might,” “could,” “see,” “seek,” “forecast,” and similar words. Mimecast intends all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected in such statements due to various factors, including but not limited to: risks and uncertainties inherent in Mimecast’s business; Mimecast’s ability to attract new customers and retain existing customers; Mimecast’s ability to effectively sell, service and support its products; Mimecast’s ability to adapt to changing licensing and go to market business models; Mimecast’s ability to manage its international operations; Mimecast’s ability to compete effectively; Mimecast’s ability to develop and introduce new products and add-ons or enhancements to existing products; Mimecast’s ability to continue to promote and maintain its brand in a cost-effective manner; Mimecast’s ability to manage growth; Mimecast’s ability to attract and retain key personnel; currency fluctuations that affect Mimecast’s revenues and costs; the scope and validity of intellectual property rights applicable to Mimecast’s products; adverse economic conditions in general and adverse economic conditions specifically affecting the markets in which Mimecast’s operates; and other risks more fully described in Mimecast’s publicly available filings with the Securities and Exchange Commission. Any statements regarding Mimecast’s products are intended to outline its general product direction and should not be relied on in making a purchase decision, as the development, release, and timing of any features and functionality remains at Mimecast’s sole discretion. Mimecast’s anticipates that subsequent events and developments will cause its views to change. Mimecast’s undertakes no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Past performance is not necessarily indicative of future results. The forward-looking statements included in this press release represent Mimecast’s views as of the date of this press release.

Non-GAAP Financial Measures

We have provided in this release financial information that has not been prepared in accordance with GAAP. We use these non-GAAP financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to GAAP measures, in evaluating our ongoing operational performance. We believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing our financial results with other companies in our industry, many of which present similar non-GAAP financial measures to investor.

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Investors are encouraged to review the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures provided in the financial statement tables included below in this press release.

Revenue Constant Currency Growth Rate. We believe revenue constant currency growth rate is a key indicator of our operating results. We calculate revenue constant currency growth rate by translating revenue from entities reporting in foreign currencies into U.S. dollars using the comparable foreign currency exchange rates from the prior fiscal period. To determine projected revenue growth rates on a constant currency basis for fourth quarter and full year 2016, expected revenue from entities reporting in foreign currencies was translated into U.S. dollars using the comparable prior year period’s monthly average foreign currency exchange rates.

Adjusted EBITDA and Adjusted EBITDA margin. We believe that Adjusted EBITDA and Adjusted EBITDA margin are key indicators of our operating results. We define Adjusted EBITDA as net income (loss), adjusted to exclude: depreciation and amortization, share-based compensation expense, restructuring expense, interest income and interest expense, the provision for income taxes and foreign currency exchange (expense) income predominantly related to the elimination of intercompany balances. We define Adjusted EBITDA margin as Adjusted EBITDA over revenue in the period.

Non-GAAP net income. We define non-GAAP net income as net income (loss) less share-based compensation expense. We consider this non-GAAP financial measure to be a useful metric for management and investors because it excludes the effect of share-based compensation expense so that our management and investors can compare our recurring core business net results over multiple periods. There are a number of limitations related to the use of non-GAAP net income versus net income calculated in accordance with GAAP. For example, as noted above, non-GAAP net income excludes share-based compensation expense. In addition, the components of the costs that we exclude in our calculation of non-GAAP net income may differ from the components that our peer companies exclude when they report their non-GAAP results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from non-GAAP net income and evaluating non-GAAP net income together with net income calculated in accordance with GAAP.

Free cash flow. We define free cash flow as net cash provided by operating activities minus capital expenditures. We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business that, after the acquisition of property and equipment, can be used for strategic opportunities, including investing in our business, and strengthening the balance sheet. Analysis of free cash flow facilitates management’s comparisons of our operating results to competitors’ operating results. A limitation of using free cash flow versus the GAAP measure of net cash provided by operating activities as a means for evaluating our company is that free cash flow does not represent the total increase or decrease in the cash balance from operations for the period because it excludes cash used for capital expenditures during the period. Management compensates for this limitation by providing information about our capital expenditures on the face of the cash flow statement and in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” section of our reports filed with the SEC.

MIMECAST LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

(unaudited)

	Three months ended December 31,		Nine months ended December 31,
	2014	2015	2014	2015
Revenue	$29,824	$37,130	$85,370	$104,965
Cost of revenue	9,584	10,651	27,646	30,720

Gross profit	20,240	26,479	57,724	74,245

Operating expenses
Research and development	3,407	5,464	11,317	12,927
Sales and marketing	11,642	17,607	38,143	45,584
General and administrative	2,632	5,546	12,160	14,259
Restructuring	(60)	—	1,203	—

Total operating expenses	17,621	28,617	62,823	72,770

Income (loss) from operations	2,619	(2,138)	(5,099)	1,475
Other income (expense)
Interest income	14	13	47	42
Interest expense	(207)	(227)	(518)	(572)
Foreign exchange income (expense)	1,676	1,204	2,316	(1,896)

Total other income (expense), net	1,483	990	1,845	(2,426)

Income (loss) before income taxes	4,102	(1,148)	(3,254)	(951)
Provision for income taxes	38	51	114	329

Net income (loss)	$4,064	$(1,199)	$(3,368)	$(1,280)

Reconciliation of net income (loss) to net income (loss) applicable to ordinary shareholders
Net income (loss)	$4,064	$(1,199)	$(3,368)	$(1,280)
Net income (loss) applicable to participating securities	1,144	—	—	—

Net income (loss) applicable to ordinary shareholders—basic	$2,920	$(1,199)	$(3,368)	$(1,280)

Net income (loss)	$4,064	$(1,199)	$(3,368)	$(1,280)
Net income (loss) applicable to participating securities	1,061	—	—	—

Net income (loss) applicable to ordinary shareholders—diluted	$3,003	$(1,199)	$(3,368)	$(1,280)

Net income (loss) per share applicable to ordinary shareholders:
Basic	$0.09	$(0.03)	$(0.10)	$(0.04)

Diluted	$0.08	$(0.03)	$(0.10)	$(0.04)

Weighted-average number of ordinary shares used in computing net income (loss) per share applicable to ordinary shareholders:
Basic	32,505	42,514	32,208	36,409
Diluted	36,146	42,514	32,208	36,409

MIMECAST LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

(unaudited)

	At March 31, 2015	At December 31, 2015
Assets
Current assets
Cash and cash equivalents	$32,890	$105,971
Accounts receivable, net	25,267	29,836
Prepaid expenses and other current assets	4,982	5,532

Total current assets	63,139	141,339
Property and equipment, net	23,159	24,601
Other assets	2,531	2,737

Total assets	$88,829	$168,677

Liabilities, convertible preferred shares and shareholders’ (deficit) equity
Current liabilities
Accounts payable	$4,674	$3,833
Accrued expenses and other current liabilities	10,902	11,938
Deferred revenue	45,267	53,637
Current portion of long-term debt	5,278	5,295

Total current liabilities	66,121	74,703
Deferred revenue, net of current portion	8,041	8,771
Long-term debt	7,086	3,138
Other non-current liabilities	2,127	2,178

Total liabilities	83,375	88,790

Contingencies

Convertible preferred shares	59,305	—

Shareholders’ (deficit) equity
Ordinary shares, $0.012 par value, 118,657,039 and 300,000,000 shares authorized at March 31, 2015 and December 31, 2015, respectively; 32,928,499 and 54,078,429 shares issued and outstanding at March 31, 2015 and December 31, 2015, respectively	395	649
Additional paid-in capital	32,417	166,864
Accumulated deficit	(85,332)	(86,612)
Accumulated other comprehensive loss	(1,331)	(1,014)

Total shareholders’ (deficit) equity	(53,851)	79,887

Total liabilities, convertible preferred shares and shareholders’ (deficit) equity	$88,829	$168,677

MIMECAST LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Three months ended December 31,		Nine months ended December 31,
	2014	2015	2014	2015
Operating activities
Net income (loss)	$4,064	$(1,199)	$(3,368)	$(1,280)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,811	2,735	8,400	7,942
Share-based compensation expense	518	3,950	4,744	5,929
Provision for doubtful accounts	2	12	45	37
Loss on disposal of fixed assets	—	(15)	(5)	(20)
Non-cash interest expense	28	27	80	81
Excess tax benefits related to exercise of share options	—	150	—	(76)
Unrealized currency (gain) loss on foreign denominated intercompany transactions	(1,574)	(1,165)	(2,300)	1,592
Changes in assets and liabilities:
Accounts receivable	(3,694)	(3,250)	(935)	(5,525)
Prepaid expenses and other current assets	366	(1,054)	714	(271)
Other assets	(187)	151	(179)	(16)
Accounts payable	(147)	186	59	(260)
Deferred revenue	4,447	6,098	5,327	9,959
Accrued expenses and other liabilities	82	669	21	1,152

Net cash provided by operating activities	6,716	7,295	12,603	19,244
Investing activities
Purchases of property and equipment	(2,957)	(3,373)	(11,369)	(10,775)

Net cash used in investing activities	(2,957)	(3,373)	(11,369)	(10,775)
Financing activities
Proceeds from exercises of share options	195	177	529	638
Excess tax benefits related to exercise of share options	—	(150)	—	76
Payments on debt	(754)	(1,361)	(2,335)	(4,120)
Proceeds from issuance of debt, net of issuance costs	—	—	8,282	—
Proceeds from initial public offering, net of issuance costs	—	70,014	—	68,432

Net cash (used in) provided by financing activities	(559)	68,680	6,476	65,026
Effect of foreign exchange rates on cash	(730)	(682)	(1,271)	(414)

Net increase in cash and cash equivalents	2,470	71,920	6,439	73,081
Cash and cash equivalents at beginning of period	23,127	34,051	19,158	32,890

Cash and cash equivalents at end of period	$25,597	$105,971	$25,597	$105,971

Key Performance Indicators

In addition to traditional financial metrics, such as revenue and revenue growth trends, we monitor several other non-GAAP financial measures and non-financial metrics to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiencies. The key performance indicators that we monitor are as follows:

	Three months ended December 31,		Nine months ended December 31,
	2014	2015	2014	2015
	(dollars in thousands)
Gross profit percentage	68%	71%	68%	71%
Constant currency revenue growth rate(1)	32%	32%	34%	31%
Revenue retention rate(2)	106%	109%	106%	109%
Total customers(3)	12,900	16,200	12,900	16,200
Adjusted EBITDA(1)	$5,888	$4,547	$9,248	$15,346

(1)	Adjusted EBITDA and constant currency revenue growth rate are non-GAAP measures. For a reconciliation of Adjusted EBITDA and constant currency revenue growth rate to the nearest comparable GAAP measures, see “Reconciliation of Non-GAAP Financial Measures” below.

(2)	We calculate our revenue retention rate by annualizing constant currency revenue recorded on the last day of the measurement period for only those customers in place throughout the entire measurement period. We include add-on, or upsell, revenue from additional employees and services purchased by existing customers. We divide the result by revenue on a constant currency basis on the first day of the measurement period for all customers in place at the beginning of the measurement period. The measurement period is the trailing twelve months. The revenue on a constant currency basis is based on the average exchange rates in effect during the respective period.

(3)	Reflects the customer count on the last day of the period. Rounded up to the nearest hundred customers. We define a customer as an entity with an active subscription contract as of the measurement date. A customer is typically a parent company or, in a few cases, a significant subsidiary that works with us directly.

Reconciliation of Non-GAAP Financial Measures

	Three months ended December 31,		Nine months ended December 31,
	2014	2015	2014	2015
	(dollars in thousands)
Reconciliation of Revenue Constant Currency Growth Rate:
Revenue, as reported	$29,824	$37,130	$85,370	$104,965
Revenue year-over-year growth rate, as reported	28%	24%	34%	23%
Estimated impact of foreign currency fluctuations	4%	8%	—%	8%
Revenue constant currency growth rate	32%	32%	34%	31%

The following table presents a reconciliation of net income (loss) to Adjusted EBITDA:

	Three months ended December 31,		Nine months ended December 31,
	2014	2015	2014	2015
	(in thousands)
Reconciliation of Adjusted EBITDA:
Net income (loss)	$4,064	$(1,199)	$(3,368)	$(1,280)
Depreciation and amortization	2,811	2,735	8,400	7,942
Interest expense, net	193	214	471	530
Provision for income taxes	38	51	114	329
Restructuring	(60)	—	1,203	—
Share-based compensation expense	518	3,950	4,744	5,929
Foreign exchange expense (income)	(1,676)	(1,204)	(2,316)	1,896

Adjusted EBITDA	$5,888	$4,547	$9,248	$15,346

The following table presents a reconciliation of net income (loss) to Non-GAAP Net Income:

	Three months ended December 31,		Nine months ended December 31,
	2014	2015	2014	2015
	(in thousands)
Reconciliation of Non-GAAP Net Income:
Net income (loss)	$4,064	$(1,199)	$(3,368)	$(1,280)
Share-based compensation expense	518	3,950	4,744	5,929

Non-GAAP Net Income	$4,582	$2,751	$1,376	$4,649

Non-GAAP Net Income per share applicable to ordinary shareholders:
Basic	$0.14	$0.06	$0.04	$0.13

Weighted-average number of ordinary shares used in computing Non-GAAP net income per share applicable to ordinary shareholders:
Basic	32,505	42,514	32,208	36,409

The following table presents a reconciliation of Net cash provided by operating activities to Free Cash Flow:

	Three months ended December 31,		Nine months ended December 31,
	2014	2015	2014	2015
	(in thousands)
Reconciliation of Free Cash Flow:
Net cash provided by operating activities	$6,716	$7,295	$12,603	$19,244
Purchases of property and equipment	(2,957)	(3,373)	(11,369)	(10,775)

Free Cash Flow	$3,759	$3,922	$1,234	$8,469

Share-based compensation expense for three and nine months ended December 31, 2014 and 2015 (in thousands):

	Three months ended December 31,		Nine months ended December 31,
	2014	2015	2014	2015
Cost of revenue	$22	$350	$132	$479
Research and development	116	1,293	268	1,367
Sales and marketing	151	1,481	1,568	2,331
General and administrative	229	826	2,776	1,752

Total share-based compensation expense	$518	$3,950	$4,744	$5,929

Revenue Constant Currency Growth Rate reconciliation

	Three Months Ended December 31			Nine Months Ended December 31
	2016A	2015A	% change	2016A	2015A	% change

Total revenue as reported	37.1	29.8	24%	105.0	85.4	23%
Estimated impact of foreign currency fluctuations			8%			8%

Total revenue constant currency growth rate			32%			31%

Exchange Rate for Period	2016A	2015A		2016A	2015A

USD	1.0000	1.0000		1.0000	1.0000
ZAR	0.0705	0.0891		0.0768	0.0923
GBP	1.5177	1.5824		1.5331	1.6450
AUD	0.7203	0.8553		0.7413	0.9045

Media Contact: Stuart Handley / Mimecast Limited / (+44) 207 847 8700 / shandley@mimecast.com

Investor Contact: Robert Sanders / Mimecast Limited / (+1) 781-996-5340 / rsanders@mimecast.com